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                           August 10, 2020

       George Lai
       Chief Financial Officer
       The9 LTD
       17 Floor, No. 130 Wu Song Road
       Hong Kou District, Shanghai 200080
       People   s Republic of China

                                                        Re: The9 LTD
                                                            Registration
Statement on Form F-1
                                                            Filed August 4,
2020
                                                            File No. 333-240331

       Dear Mr. Lai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services